[redacted]

UNIT
SECURITIESANDE
Washing

09058502

AB 3/6

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66338

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Real Estate Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 - 110th Ave NE, Suite 550
(No. and Street)

Bellevue (City) WA (State) 98004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Farrell & Co., P.S.
(Name – *if individual, state last, first, middle name*)

1215 120th Ave NE #205 (Address) Bellevue (City) WA (State) 98005 (Zip Code)

SEC Mail Processing Section

FEB 27 2009

Washington, DC
111

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William Lake, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American Real Estate Securities, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NANCY C. MIKACENIC
COMMISSION EXPIRES
NOTARY
PUBLIC
07-26-11
WASHINGTON

Signature

Vice President

Title

Notary Public NANCY C. MIKACENIC

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FARRELL & CO., P.S.

INDEPENDENT AUDITORS' REPORT

Board of Directors
American Real Estate Securities, Inc.
Bellevue, Washington

We have audited the accompanying statement of financial condition of American Real Estate Securities, Inc. as of December 31, 2008, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Real Estate Securities, Inc. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Farrell & Co., P.S.

Farrell & Co., P.S.
Bellevue, Washington
February 19, 2009

1215 – 120th Ave NE, Suite 205
Bellevue, WA 98005
(425) 635-4626 Office (425) 635-4629 FAX

AMERICAN REAL ESTATE SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS:

Cash and cash equivalents	$245,937
Commissions and placement fees receivable from affiliate	60,863
Draws paid on unearned commissions	59,133
Prepaid expenses	16,294
Leasehold improvements, furniture and equipment, net of accumulated depreciation of $213,267	47,036
TOTAL ASSETS	$429,263

LIABILITIES AND STOCKHOLDERS' EQUITY:

Accounts payable	$ 7,394
Accrued payroll and taxes	26,580
Total liabilities	33,974
Stockholders' Equity:	
Common stock, authorized 30,000 shares, no par value, issued and outstanding 100 shares	12,000
Preferred stock, authorized 10,000 shares, no par value, issued and outstanding no shares	
Additional paid in capital	340,000
Retained earnings	43,289
Total stockholders' equity	395,289
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$429,263

See notes to financial statements.

AMERICAN REAL ESTATE SECURITIES, INC.
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2008

REVENUES:	
Commissions	$ 181,659
Placement fees	370,886
Interest income	11,603
	564,148
EXPENSES:	
Payroll and related taxes	425,487
Office rent	61,523
Depreciation	35,544
Advertising	3,651
General and administrative	178,040
Total Expenses	704,245
NET LOSS	$(140,097)

See notes to financial statements.

AMERICAN REAL ESTATE SECURITIES, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2008

COMMON STOCK:	
Balance, beginning of year	$ 12,000
Shares issued	-
Balance, end of year	$ 12,000
ADDITIONAL PAID IN CAPITAL:	
Balance, beginning of year	$ 340,000
Stockholder investment	-
Balance, end of year	$ 340,000
RETAINED EARNINGS:	
Balance, beginning of year	$ 483,386
Distributions to shareholders	(300,000)
Net loss	(140,097)
Balance, end of year	$ 43,289

See notes to financial statements.

AMERICAN REAL ESTATE SECURITIES, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2008

OPERATING ACTIVITIES:	
Net loss	$(140,097)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	35,544
Cash used by change in operating activity:	
Commissions and placement fees receivable	(46,270)
Draws paid on unearned commissions	(29,455)
Prepaid expenses	1,633
Accounts payable	6,470
Accrued payroll and taxes	(45,798)
Cash provided by operating activities	(217,973)
INVESTING ACTIVITIES:	
Purchase of leasehold improvements, furniture and equipment	(2,477)
FINANCING ACTIVITY:	
Distributions to stockholders	(300,000)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(520,450)
CASH AND CASH EQUIVALENTS:	
Beginning of year	766,387
End of year	$ 245,937

See notes to financial statements.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of business: American Real Estate Securities, Inc. (the Company), formerly American Exchange Services, Inc., is a broker-dealer registered with the Securities and Exchange Commission and is regulated by the Financial Industry Regulatory Authority (FINRA) and deals primarily with Internal Revenue Code Section 1031 fractional interest investment programs that own commercial and multifamily real estate projects. The Company is a Washington Corporation. All commission and fee income of the Company is generated by private placements of an affiliated Company. The private placements to date have been for rental apartment complexes developed in the western part of the United States and are developed and managed by other affiliated companies. Generally, the investors in the private placements are entities and individuals who have sold existing real estate and are seeking to reinvest the proceeds on a tax-deferred basis in other real estate within the statutory guidelines of Internal Revenue Code Section 1031.

Management estimates and assumptions: Management uses estimates and assumptions in preparing the financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and reported revenues and expenses.

Cash and cash equivalents: The Company considers all short term investments with an original maturity of three months or less to be cash equivalents.

Leasehold improvements, furniture and equipment: Leasehold improvements, furniture and equipment are stated at cost and are depreciated over the estimated useful lives of the assets of three to five years, using accelerated and straight-line methods.

Security transactions: The Company had no security transactions during the year ended December 31, 2008 nor did the Company transact or hold funds or securities for, or owe money or securities to customers.

Federal income taxes: The Company is an S corporation; accordingly, the shareholders are responsible for the payment of taxes on the Company's taxable income.

NOTE 2: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires, both as defined, the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. The Company is also required to maintain a minimum net capital of $5,000 or the computed

amount, if greater. At December 31, 2008 the Company had net capital of $211,963, which was $206,963 in excess of its net capital requirement of $5,000.

NOTE 3: LEASES

The Company leases its office space and certain equipment under operating leases. The office space lease, which expires in 2011, is paid to its affiliate, American Capital Development, Inc., the lessee of the space, and requires monthly lease payments to its affiliate for its approximate percentage of the square footage used.

Minimum annual lease payments for the office space, based on its current square footage, and equipment rentals over the next five years are approximately as follows:

2009	62,000
2010	63,000
2011	5,000

NOTE 4: CONCENTRATIONS OF CREDIT RISK

The Company maintains deposits in a financial institution that often exceed amounts covered by insurance provided by the U.S. Federal Deposit Insurance Corporation (FDIC). The Company believes that there is no significant risk with respect to these deposits.

Schedule I

American Real Estate Securities, Inc.
Computation of Net Capital Under Rule 15c3-1 of
the Securities and Exchange Commission
As of December 31, 2008

	As filed in Part II Focus Report (unaudited)	Differences (1)	Amount based on audit report
Net capital:			
Total stockholders' equity	$395,289	$ -	$395,289
Less nonallowable assets			
Commissions and fees	60,863		60,863
Commission draws	59,133		59,133
Prepaid expenses	16,294		16,294
Furniture and Equipment, net	47,036	-	47,036
Net capital	$211,963	$ -	$211,963
Total aggregate indebtedness	$33,974	$ -	$33,974
Minimum net capital required*	$5,000	$ -	$5,000
Excess net capital	$206,963	$ -	$206,963
Excess net capital at 1000%	$208,565	$ -	$208,565
Computation of Aggregate Indebtedness to net capital	16.03%	0%	16.03%

* Minimum per Rule 15c3-1

Schedule II

American Real Estate Securities, Inc.
Other Required Schedules
As of December 31, 2008

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(1) of the Rule because the Company does not carry margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers.

Report of Independent Accountants on Internal Control Required By SEC Rule 17a-5

Board of Directors
American Real Estate Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of American Real Estate Securities, Inc. (the Company), for the year ended December 31, 2008, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly security examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Security Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Farrell & Co., P.S.

Farrell & Co., P.S.
Bellevue, Washington
February 19, 2009